SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Citrix Systems, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

177376 10 0
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,860,800

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,860,800

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,860,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,612,300

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,612,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,612,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,612,300

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,612,300

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,612,300

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, $.001 par value per share (the “Common Stock”), of Citrix Systems, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 851 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above   has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock owned by Elliott is approximately $31,892,406. The aggregate purchase price of the call options owned by Elliott is approximately $51,666,178.

Elliott International Working Capital
The aggregate purchase price of the shares of Common Stock owned by Elliott International is approximately $61,908,789. The aggregate purchase price of the call options owned by Elliott International is approximately $100,299,839.

Item 4.	Purpose of Transaction.

On June 11, 2015, the Reporting Persons delivered a letter to the Issuer calling for fundamental change at the Issuer and outlining a strategic and operating plan for the Issuer that the Reporting Persons believe, if implemented, could lead to a stock price of $90 to $100+ per share by the end of 2016.

In the letter, the Reporting Persons expressed their belief that the Issuer has leading technology franchises in attractive markets but has struggled operationally for years and consequently missed a profound value creation opportunity to capitalize on those franchises. As a result, the Issuer’s operations and product portfolio represent an opportunity for improvement of uniquely significant magnitude. As explained in the letter, the Reporting Persons have developed an operational plan for the Issuer designed to maximize this opportunity through fundamental changes to key components of the Issuer, including implementation of operational best practices, evaluation of high-value non-core assets and capital allocation.

It is the Reporting Persons’ belief that by implementing their strategic and operating plan and providing the oversight necessary to ensure its execution, the Issuer can achieve a stock price of $90 – $100+ per share by the end of 2016. The Reporting Persons have requested a meeting with the Board of Directors of the Issuer to share the details of their plan. A copy of the letter is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4. Although the Reporting Persons had no plans or proposals at the time of their various purchases and do not have plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure and voting power in the Issuer of approximately 7.1% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 160,287,615 shares of Common Stock outstanding as of April 30, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015.

As of the date hereof, Elliott beneficially owned 1,860,800 shares of Common Stock, including 1,359,300 shares of Common Stock underlying options that are currently exercisable, constituting approximately 1.2% of the shares of Common Stock outstanding.

As of the date hereof, Elliott International beneficially owned 3,612,300 shares of Common Stock, including 2,638,800 shares of Common Stock underlying options that are currently exercisable, constituting approximately 2.3% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 3,612,300 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.3% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 5,473,100 shares of Common Stock, including 3,998,100 shares of Common Stock underlying currently exercisable options, constituting approximately 3.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure to approximately 3.7% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott, through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott “Liverpool”), and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 2,000,240 and 3,882,820 shares of Common Stock of the Issuer, respectively (representing economic exposure to approximately 1.2% and 2.4% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent the economic exposure to an interest in approximately 3.7% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 1,359,300 shares of Common Stock at a price of $25 per share, if such right is exercised prior to or on July 18, 2015.

Elliott, itself and through Liverpool, has sold to counterparties put options that provide the counterparty the right to put to Elliott up to 476,000 shares of Common Stock at a price of $67.5 per share, if such right is exercised prior to or on June 20, 2015.

Elliott, through Liverpool, has sold to counterparties put options that provide the counterparty the right to put to Elliott up to 241,400 shares of Common Stock at a price of $65 per share, if such right is exercised prior to or on June 20, 2015.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 2,638,800 shares of Common Stock at a price of $25 per share, if such right is exercised prior to or on July 18, 2015.

Elliott International has sold to counterparties put options that provide the counterparty the right to put to Elliott International up to 924,000 shares of Common Stock at a price of $67.5 per share, if such right is exercised prior to or on June 20, 2015.

Elliott International has sold to counterparties put options that provide the counterparty the right to put to Elliott International up to 468,600 shares of Common Stock at a price of $65 per share, if such right is exercised prior to or on June 20, 2015.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Letter dated June 11, 2015

Exhibit 99.2 – Joint Filing Agreement

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  June 11, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
06/10/15	Common Stock	8,500	66.0356
06/10/15	Common Stock	12,580	65.7502
06/10/15	Common Stock	21,420	65.8003
04/13/15	Common Stock	12,609	63.4921
04/10/15	Common Stock	3,740	60.5864
04/10/15	Common Stock	6,120	60.5800
04/09/15	Common Stock	91,201	63.8952
04/08/15	Common Stock	39,895	64.0650
04/07/15	Common Stock	86,141	63.7963
04/06/15	Common Stock	32,294	63.1407
04/06/15	Common Stock	85,000	62.7313

All of the above transactions were effected in the open market.

Transactions Effected by Elliott Associates, L.P. in Call Options at $25 Expiring on July 18, 2015:

Date of transaction	Amount of securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected

04/17/15	816	39.4091	OTC
04/16/15	715	40.4767	OTC
04/15/15	357	40.7745	OTC
04/10/15	3,485	37.5302	OTC

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
05/15/15	Common Stock	17,000	67.5000

The above transaction was effected in the open market.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $67.5 Expiring on June 20, 2015:

Date of transaction	Amount of securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected

06/09/15	(1,020)	0.4000	OTC
06/09/15	514	0.5500	OTC
06/09/15	34	0.5500	OTC
06/08/15	238	0.8955	OTC
06/08/15	204	0.7603	OTC
06/05/15	27	0.7500	OTC
06/04/15	3	0.8500	OTC
06/01/15	(170)	0.5000	OTC
05/29/15	170	0.5000	OTC
05/18/15	(170)	0.8500	OTC
05/13/15	170	1.3500	OTC
05/08/15	(34)	1.7500	OTC
05/05/15	34	1.5000	OTC

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
06/10/15	Common Stock	24,420	65.7502
06/10/15	Common Stock	41,580	65.8003
06/10/15	Common Stock	16,500	66.0356
05/15/15	Common Stock	33,000	67.5000
04/13/15	Common Stock	24,476	63.4921
04/10/15	Common Stock	7,260	60.5864
04/10/15	Common Stock	11,880	60.5800
04/09/15	Common Stock	177,037	63.8952
04/08/15	Common Stock	77,444	64.0650
04/07/15	Common Stock	167,216	63.7963
04/06/15	Common Stock	62,687	63.1407
04/06/15	Common Stock	165,000	62.7313

All of the above transactions were effected on the open market.

Transactions Effected by Elliott International, L.P. in Call Options at $25 Expiring on July 18, 2015:

Date of transaction	Amount of securities Bought	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected

04/17/15	1,584	39.4091	OTC
04/16/15	1,388	40.4767	OTC
04/15/15	694	40.7745	OTC
04/10/15	6,765	37.5302	OTC

Transactions Effected by Elliott International, L.P. in Call Options at $67.5 Expiring on June 20, 2015:

Date of transaction	Amount of securities Bought / (Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected

06/09/15	66	0.5500	OTC
06/09/15	(1,980)	0.4000	OTC
06/09/15	998	0.5500	OTC
06/08/15	462	0.8955	OTC
06/08/15	396	0.7603	OTC
06/05/15	53	0.7500	OTC
06/04/15	5	0.8500	OTC
06/01/15	(330)	0.5000	OTC
05/29/15	330	0.5000	OTC
05/18/15	(330)	0.8500	OTC
05/13/15	330	1.3500	OTC
05/08/15	(66)	1.7500	OTC
05/05/15	66	1.5000	OTC